JONES, WALKER, WAECHTER, POITEVENT,
CARRÈRE & DENÈGRE, L.L.P.
201 St. Charles Avenue
Suite 5100
New Orleans, LA 70170
May 1, 2006
VIA EDGAR AND FEDERAL EXPRESS
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 3720
Washington, D.C. 20549

Attention:	Ms. Kathryn T. Jacobson

RE:	Stewart Enterprises, Inc. Form 10-K for the fiscal year ended October 31, 2005 Filed February 17, 2006 File No. 1-15449
Ladies and Gentlemen:
     On behalf of Stewart Enterprises, Inc. (“Stewart” or the “Company”), we are submitting this letter to supplement the Company’s letter dated March 30, 2006 for the purpose of responding to questions raised by the Commission’s staff (the “Staff”) in the April 19, 2006 conference call among Company representatives and members of the Staff. We have repeated the Staff’s question in italics and followed it with Stewart’s response.
Comment 1. Tell us at which level a preneed contract loss is evaluated and cite your basis in the literature for evaluating potential losses at that level. Specifically, do you aggregate trusts and how do you determine the level at which to aggregate?
Response 1.
The Company’s review for potential losses on its preneed contracts consists of three tests, each of which is carried out at a different level. The first test is carried out at the individual funeral home and cemetery level. As of October 31, 2005, the Company had 231 funeral homes and 144 cemeteries. The second test is conducted at the reporting unit level. As of October 31, 2005, the Company had 11 reporting units. The third test is conducted at the regional level. As of October 31, 2005, the Company had 18 regions. As discussed in the Company’s letters to the Staff dated August 11, 2005 and August 25, 2005, the regions represent the operations (a group of funeral homes and cemeteries) that are one level below the Company’s operating segments. Additionally, under the provisions of paragraph 17 of SFAS 131 and EITF topic D-101, the Company aggregates

Securities and Exchange Commission
May 1, 2006

certain of its regions for reporting unit purposes in evaluating goodwill. In applying the contract impairment tests, the Company uses the guidance provided in paragraphs 32 and 35 of FASB Statement No. 60 “Accounting and Reporting by Insurance Companies” (“SFAS 60”).
The Company first applies paragraph 35 of SFAS 60, which states that a contract loss should be evaluated if there is an indication that actual experience differs from assumptions used in valuing the deferred revenue associated with the preneed contract. The Company uses two tests to determine whether there is any such indication; if there is, the third test is carried out.
The primary underlying assumptions used by the Company in valuing its preneed contract liabilities are (1) that preneed contracts are being sold at current at-need sales prices, with a substantial gross margin, and (2) that these gross margins are protected from deteriorating to a loss position because the Company invests a portion of the contract proceeds in investments designed to earn an annual rate of return that will equal or exceed the annual rate of cost increases for the funeral and cemetery service and merchandise sold preneed.
The first test evaluates these assumptions by reviewing the margins at the individual funeral home and cemetery level to ensure they are within an acceptable range. The second test evaluates these assumptions by aggregating the trust funds in a net loss position (i.e. where the aggregate cost basis exceeds the aggregate market value of the investments) at the reporting unit level and comparing unrealized losses to realized deferred earnings, as described further below.
Over the last 10 years, the Company’s funeral and cemetery service and merchandise trust funds have achieved an average return greater than the average cost increases in funeral and cemetery services and merchandise. These returns have also exceeded the rate of inflation over the time period. Additionally, the Company receives pricing protection from its major vendors, which limit the cost increases the vendors can charge the Company.
The Company’s investment strategy is consistent across the trusts. The Company has a wholly-owned subsidiary, Investors Trust, Inc. (“ITI”), a Texas corporation with trust powers, which serves as investment advisor on its investment portfolio and its prearranged funeral, merchandise and cemetery perpetual care trusts and escrow accounts. ITI provides investment advisory services exclusively to the Company’s trusts. Lawrence B. Hawkins, one of the Company’s executive officers and a professional investment manager, serves as President of ITI. ITI operates within the guidelines of a formal investment policy established by the Investment Committee of the Company’s Board of Directors. The policy emphasizes conservation, diversification and preservation of principal while seeking appropriate levels of current income and capital appreciation. Permitted investments include common and preferred stocks, fixed income securities and cash or cash equivalents. Investments such as hedge funds, venture capital or private

Securities and Exchange Commission
May 1, 2006

equity investments are not permitted. Selling securities short is also not permitted. Common stocks are generally S&P 500 stocks while debt and fixed income securities are purchased if the credit rating is an A or better rating for the security. This approach to managing the trusts leads to a consistent investment strategy for the Company’s trust funds. Over the last three years, the Company’s trust funds have achieved an overall annual return of 9.2%, and over the last eight years the Company’s trust funds have achieved an overall annual return of 5.3%. These returns are in excess of the rates of inflation over those same time periods and consistent with the Company’s assumptions that the returns on its trust funds will outpace inflation and protect the Company’s margins.
The second test begins at the individual trust fund level. The Company has 104 funeral trust funds, 47 merchandise trust funds and 46 perpetual care trust funds. If trust funds are allowed by state law to be co-mingled or pooled and the Company operates the trust fund as a pool, they are included in this count as 1 fund. The Company evaluates each trust fund to determine if it is in a net gain or net loss position. Those trust funds in a net loss position are aggregated into the Company’s reporting units, except that the Western-North and Western-South Region Funeral reporting units are combined due to their small size (combined they represent 10% of consolidated deferred funeral revenue) and the fact that the Company’s trust accounting systems and its portfolio of contracts currently match up more precisely to this combined level. Trust funds in a net gain position are not netted against the trust funds in a net loss position. For these trusts in a net loss position, aggregated at the reporting unit level as described above, the Company then determines if accumulated unrecognized earnings (i.e. deferred revenue associated with trust earnings) exceeds unrealized losses. If accumulated unrecognized earnings exceed unrealized losses, an impairment event is not triggered. However, if unrealized losses exceed unrecognized earnings, the Company would proceed to test three.
If tests one and two indicate that the Company’s experience differs from its assumptions (as prescribed by paragraph 35 of SFAS 60) and that a potential impairment may exist, the Company applies the guidance provided by paragraph 32 of SFAS 60 in determining the level at which the impairment analysis should be performed. Paragraph 32 states that contracts shall be grouped consistent with the enterprise’s manner of acquiring, servicing, and measuring the profitability of its contracts to determine if a deficiency exists.
Based on paragraph 32 and the Company’s current operating structure, an impairment loss would be computed using the Company’s regions. Accordingly, the third test would be performed by aggregating trust funds at the regional level and performing the following analysis: For regions where the aggregated trusts are in a net loss position, the Company adds the sales prices of the underlying contracts and net realized earnings on the trust funds, and then subtracts net unrealized losses to derive the net proceeds for contracts associated with the trusts in that region as of that particular balance sheet date. The Company then compares this amount to the estimated costs to deliver the contracts. The estimated costs to deliver preneed funeral and cemetery service and merchandise contracts consist primarily of funeral and cemetery merchandise costs, and salaries,

Securities and Exchange Commission
May 1, 2006

supplies and equipment related to the delivery of preneed funerals. If a deficiency were to exist, the Company would record a charge to earnings and a corresponding liability for the expected loss on the delivery of those contracts from its backlog.
As of October 31, 2005, the Company concluded there was no indication of a potential impairment so it was unnecessary to perform the third test.
If you have any questions or comments, please contact the undersigned at (225) 248-2058.

Sincerely,
/s/ Dionne M. Rousseau
Dionne M. Rousseau, Partner
Jones, Walker, Waechter, Poitevent, Carrère & Denègre, L.L.P.